As filed with the Securities and Exchange Commission on April 28, 2017

Registration No. 333-191106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________
Post-Effective Amendment No. 12
to
Form S-11
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
__________________________________
Hines Global REIT II, Inc.
(Exact name of registrant as specified in governing instruments)
__________________________________

2800 Post Oak Boulevard Suite 5000 Houston, Texas 77056-6118 (888) 220-6121	Sherri W. Schugart 2800 Post Oak Boulevard Suite 5000 Houston, Texas 77056-6118 (888) 220-6121
(Address, including zip code, and telephone number, including, area code, of principal executive offices)	(Name and address, including zip code, and telephone number, including area code, of agent for service)
__________________________________
With copies to:
Judith D. Fryer, Esq.
Alice L. Connaughton, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200
_________________________________
Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	(Do not check if a smaller reporting company)
Smaller reporting company ☑		Emerging growth company ☑
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☑

EXPLANATORY NOTE

This Post-Effective Amendment No. 12 to the Registration Statement (Registration No. 333-191106) of Hines Global REIT II, Inc. is filed pursuant to Section 462(d) of the Securities Act of 1933, as amended, solely to file exhibits that were not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.        Financial Statements and Exhibits

(b) Exhibits:    The following exhibits are filed as part of this Registration Statement.

Exhibit No.	Description
1.1	Fourth Amended and Restated Dealer Manager Agreement, dated as of April 28, 2017, by and among Hines Global REIT II, Inc., Hines Securities, Inc. and Hines Global REIT II Advisors LP
3.1	Articles Supplementary of Hines Global REIT II, Inc.
5.1	Opinion of Venable LLP
10.1	Third Amended and Restated Agreement of Limited Partnership of Hines Global REIT II Properties LP, dated as of April 28, 2017
99.1	Hines Global REIT II, Inc. Share Redemption Program applicable to Class A shares and Class T shares, effective as of May 31, 2017
99.2	Hines Global REIT II, Inc. Share Redemption Program applicable to Class I shares and Class J shares, effective as of May 1, 2017
23.1	Consent of Venable LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, state of Texas on April 28, 2017.

HINES GLOBAL REIT II, INC.
By:	/s/ Sherri W. Schugart
Sherri W. Schugart President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey C. Hines*	Chairman of the Board of Directors	April 28, 2017
Jeffrey C. Hines

/s/ Sherri W. Schugart	President and Chief Executive Officer	April 28, 2017
Sherri W. Schugart	(Principal Executive Officer)

/s/ Ryan T. Sims*	Chief Financial Officer and Secretary	April 28, 2017
Ryan T. Sims	(Principal Financial Officer)

/s/ J. Shea Morgenroth	Chief Accounting Officer and Treasurer	April 28, 2017
J. Shea Morgenroth	(Principal Accounting Officer)

/s/ Charles M. Baughn*	Director	April 28, 2017
Charles M. Baughn

/s/ Humberto Cabañas*	Director	April 28, 2017
Humberto Cabañas

/s/ Dougal A. Cameron*	Director	April 28, 2017
Dougal A. Cameron

/s/ John O. Niemann, Jr.*	Director	April 28, 2017
John O. Niemann, Jr.

* Signed on behalf of the named individuals by J. Shea Morgenroth under power of attorney.